August 6, 2014

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Kevin L. Vaughn, Accounting Branch Chief

Re:	Unilife Corporation

Form 10-K for Fiscal Year Ended June 30, 2013

Filed September 13, 2013

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Filed May 12, 2014

Response Letter Dated July 10, 2014

File No. 001-34540

Dear Mr. Vaughn:

This letter is being submitted in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated July 23, 2014 (the “Fifth Comment Letter”), in response to our letter, dated July 10, 2014 (the “Company’s Fourth Response”), in response to your later dated June 16, 2014 (the “Fourth Comment Letter”), in response to our letter, dated May 16, 2014 (the “Company’s Third Response”), in response to your letter, dated April 22, 2014 (the “Third Comment Letter”), in response to our letter, dated April 4, 2014 (the “Company’s Second Response”), in response to your letter, dated March 14, 2014 (the “Second Comment Letter”), in response to our letter, dated February 21, 2014 (the “Company’s Initial Response”), in response to your letter, dated January 31, 2014 (the “Initial SEC Comment Letter”), in connection with Unilife Corporation’s (the “Company”) Form 10-K for Fiscal Year Ended June 30, 2013, filed September 13, 2013 (the “Form 10-K”), Form 10-Q for Fiscal Quarter Ended September 30, 2013, filed November 12, 2013 (the “First Quarter Form 10-Q”), Form 10-Q for Fiscal Quarter Ended December 31, 2013, filed February 10, 2014 (the “Second Quarter Form 10-Q”) and Form 10-Q for the Fiscal Quarter Ended March 31, 2014, filed May 12, 2014 (the “Third Quarter Form 10-Q”).

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Fifth Comment Letter. Each of the comments from the Fifth Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 10-K, the First Quarter Form 10-Q, the Second Quarter Form 10-Q or the Third Quarter Form 10-Q, as applicable. All page number references in Company’s responses are to page numbers in the Form 10-K, the First Quarter Form 10-Q, the Second Quarter Form 10-Q or the Third Quarter Form 10-Q, as applicable.

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 6, 2014

Form 10-K for the Fiscal Year Ended June 30, 2013

Consolidated Statements of Operations and Comprehensive Loss, page 44

1.	We note your response to prior comment 2 in our letter of June 16, 2014. Your April 4, 2014 response to comment 1 indicated that none of your customers have received regulatory clearance from the FDA or a foreign equivalent for commercial sales. Please provide to us further details about the nature and amounts of the products you sold and include such discussion in future filings.

We acknowledge the Staff’s comment and respectfully advise that the nature of the Company’s product sales during the past fiscal year was in relation to customization, development and similar arrangements. Products delivered to customers under these arrangements are typically used by the customer for various evaluation, testing, compatibility and user study purposes and are not considered for commercial sale. Typically the amount of product delivered under these arrangements is not considered significant in relation to the total agreement with the customer and are not necessarily priced separately from the services being delivered under these arrangements.

We also confirm that in future filings, as applicable, the Company will include these discussions.

Form 10-Q for the Quarter Ended March 31, 2014

Notes to Unaudited Consolidated Financial Statements, page 7

Note 3 – Summary of Significant Accounting Policies, page 8

2.	We note your response to prior comment 5. It appears most of your revenue is based on development activities. Please tell us how you have considered the disclosure requirements of Accounting Standards Update 2014-10 in order to determine that your principal operations have begun.

We acknowledge the Staff’s comment and respectfully advise that the Company has considered the disclosure requirements of Accounting Standards Update 2014-10, which will become effective for the Company in its fiscal year ending June 30, 2016, and does not expect it to have an impact because the Company is not in the development stage. The Company has historically considered ASC 915 Development Stage Entities, and concluded that it is not a development stage entity because its planned principal operations have commenced and revenue therefrom has been significant. The Company has been developing and marketing a variety of injectable drug delivery systems to pharmaceutical customers since 2002, beginning with the Unitract syringe. The Company has also marketed syringes on a contract manufacturing basis. The Company has marketed a growing line of customizable injectable drug delivery systems to various pharmaceutical and biotechnology companies under development arrangements, beginning with

Unilife Corporation

250 Cross Farm Lane, York PA 17406    T + 1 717 384 3400    F + 717 384 3401    E info@unilife.com    W www.unilife.com

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 6, 2014

Unifill in 2009 when the Company nearly achieved breakeven results of operations. The Company considers its performance under development, customization and industrialization arrangements with its customers to be part of its principal operations.

Note 7 – Long-term Debt, page 13

Term Loan, page 13

3.	We note your response to prior comment 8 in which you state that the term of the royalty agreement can terminate upon payment of the purchase price pursuant to the exercise of the put option by the lender. Please tell us and revise future filings to discuss the terms and accounting consideration of the put option. Cite the applicable accounting literature.

We acknowledge the Staff’s comment and respectfully advise that the Company considered the accounting literature set forth in ASC 815-15-25 (paragraph 12 of FAS 133 Accounting for Derivative Instruments and Hedging Activities (“FAS 133”)), which indicates that contracts that do not meet the definition of a freestanding derivative may contain embedded derivatives. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to ASC 815-15-25 if and only if all of the following criteria are met:

a.	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

b.	The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

c.	A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6–11, be a derivative instrument subject to the requirements of this Statement.

The Royalty Agreement contains a put option, which the lender can elect to exercise upon the occurrence of certain events under the Royalty Agreement. As the Company has elected to value the Royalty Agreement at fair value, the put option feature does not meet the criterion of ASC 815-15-25-1b (par. 12(b) of FAS 133) and thus is not separated from the host contract and accounted for as a derivative instrument.

We also confirm that in future filings, as applicable, the Company will include material terms and accounting considerations related to the put option.

Unilife Corporation

250 Cross Farm Lane, York PA 17406    T + 1 717 384 3400    F + 717 384 3401    E info@unilife.com    W www.unilife.com

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

August 6, 2014

***********

In responding to the Fifth Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the First Quarter Form 10-Q, the Second Quarter Form 10-Q and the Third Quarter Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, the First Quarter Form 10-Q, the Second Quarter Form 10-Q and the Third Quarter Form 10-Q; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to the Form 10-K, the First Quarter Form 10-Q, the Second Quarter Form 10-Q and the Third Quarter Form 10-Q and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (717) 384-3219.

Sincerely,

/s/ Dennis Pyers

Dennis Pyers
Vice President, Controller and Interim Chief Financial Officer

cc:	Via E-Mail

Unilife Corporation

Alan Shortall

Pepper Hamilton LLP

Steven J. Abrams, Esq.

Unilife Corporation

250 Cross Farm Lane, York PA 17406    T + 1 717 384 3400    F + 717 384 3401    E info@unilife.com    W www.unilife.com